                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                               (Amendment No. 2)(1)




                               SAPIENT CORPORATION
                               -------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   803062 10 8
                                 --------------
                                 (CUSIP Number)



     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 803062 10 8             SCHEDULE 13G                PAGE 2 OF 9 PAGES
          -----------                                             ---  ---

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jerry A. Greenberg

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                   (5) SOLE VOTING POWER
                       3,588,609 shares
                   -------------------------------------------------------------
     NUMBER OF     (6) SHARED VOTING POWER
      SHARES           1,683,020 shares held by The Jerry A. Greenberg Eight
   BENEFICIALLY        Year Qualified Annuity Trust 1996, of which Mr. Greenberg
     OWNED BY          and Mr. Samuel C. Sichko are the co-trustees and over
       EACH            which Mr. Greenberg and Mr. Sichko share voting control.
     REPORTING     -------------------------------------------------------------
      PERSON       (7) SOLE DISPOSITIVE POWER
       WITH            3,588,609 shares
                   -------------------------------------------------------------
                   (8) SHARED DISPOSITIVE POWER
                       2,390,571 shares (Includes 261,701 shares held by The
                       Jerry A. Greenberg Three Year Qualified Annuity Trust
                       1996, 1,683,020 shares held by The Jerry A. Greenberg
                       Eight Year Qualified Annuity Trust 1996 and 445,850
                       shares held by The Jerry A. Greenberg Three Year
                       Qualified Annuity Trust 1997. Mr. Greenberg and
                       Mr. Samuel C. Sichko are the co-trustees of each of these
                       trusts and share dispositive power over the shares held
                       by the trusts.)
-------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,979,180 shares (Includes 261,701 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, 1,683,020 shares held by The
     Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and 445,850 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.
--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

     Not Applicable
--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     22.4%
--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 803062 10 8            SCHEDULE 13G                 PAGE 3 OF 9 PAGES
          -----------                                             ---  ---

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Samuel C. Sichko, Esq
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                   (5) SOLE VOTING POWER
                       261,701 shares held by The Jerry A. Greenberg Three Year
                       Qualified Annuity Trust 1996, and 445,850 shares held by
                       The Jerry A. Greenberg Three Year Qualified Annuity Trust
                       1997.  Mr. Sichko is a co-trustee of, and has sole voting
                       control over, both trusts.
     NUMBER OF     -------------------------------------------------------------
      SHARES       (6) SHARED VOTING POWER
   BENEFICIALLY        1,683,020 shares held by The Jerry A. Greenberg Eight
     OWNED BY          Year Qualified Annuity Trust 1996, of which Mr. Greenberg
       EACH            and Mr. Sichko are the co-trustees and over which
    REPORTING          Mr. Greenberg and Mr. Sichko share voting control.
      PERSON       -------------------------------------------------------------
       WITH        (7) SOLE DISPOSITIVE POWER
                       0 shares
                   -------------------------------------------------------------
                   (8) SHARED DISPOSITIVE POWER
                       2,390,571 shares (Includes 261,701 shares held by The
                       Jerry A. Greenberg Three Year Qualified Annuity Trust
                       1996, 1,683,020 shares held by The Jerry A. Greenberg
                       Eight Year Qualified Annuity Trust 1996 and 445,850
                       shares held by The Jerry A. Greenberg Three Year
                       Qualified Annuity Trust 1997. Mr. Greenberg and Mr.
                       Sichko are the co-trustees of each of these trusts and
                       share dispositive power over the shares held by the
                       trusts.)
--------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Mr. Sichko has no pecuniary interest in any of the shares held by any of The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, The
     Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, and The
     Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 and Mr. Sichko disclaims beneficial ownership of all such shares.
--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [X]
--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%
--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 803062 10 8             SCHEDULE 13G                PAGE 4 OF 9 PAGES
          -----------                                             ---  ---

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                   (5) SOLE VOTING POWER
                       1,683,020 shares (voting control over these shares is
                       shared by Mr. Greenberg and Mr. Sichko, co-trustees of
                       the trust).
     NUMBER OF     -------------------------------------------------------------
      SHARES       (6) SHARED VOTING POWER
   BENEFICIALLY        0 shares
     OWNED BY      -------------------------------------------------------------
      EACH         (7) SOLE DISPOSITIVE POWER
    REPORTING          1,683,020 shares (dispositive control over these shares
     PERSON            is shared by Mr. Greenberg and Mr. Sichko, the
      WITH             co-trustees of the trust).
                   -------------------------------------------------------------
                   (8) SHARED DISPOSITIVE POWER
                       0 shares
--------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,683,020 shares
--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

     Not Applicable
--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.3%
--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 803062 10 8                                         PAGE 5 OF 9 PAGES
          -----------                                             ---  ---


ITEM 1(a)    NAME OF ISSUER:

             Sapient Corporation

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

             One Memorial Drive
             Cambridge, Massachusetts 02142

ITEM 2(a)    NAME OF PERSON FILING:

             Jerry A. Greenberg for himself and on behalf of The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and The Jerry
             A. Greenberg Three Year Qualified Annuity Trust 1997, Samuel C. Sichko, Esq. and The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             Jerry A. Greenberg
             c/o Sapient Corporation
             One Memorial Drive
             Cambridge, MA  02142

             Samuel C. Sichko
             c/o Peckham, Lobel, Casey, Prince & Tye LLP
             585 Commercial Street
             Boston, MA  02109-1024

             The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 receives correspondence c/o Mr. Sichko.

ITEM 2(c)    CITIZENSHIP:

             Both Mr. Greenberg and Mr. Sichko are citizens of the United States of America.

             The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 is organized under the laws of the Commonwealth of Massachusetts.

CUSIP NO. 803062 10 8                                         PAGE 6 OF 9 PAGES
          -----------                                             ---  ---

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 par value per share.

ITEM 2(e)   CUSIP NUMBER

            803062 10 8

ITEM 3      DESCRIPTION OF PERSON FILING:

            Not applicable.

ITEM 4      OWNERSHIP:

        (a) AMOUNT BENEFICIALLY OWNED:

            Mr. Greenberg has or shares voting or investment control over 5,979,180 shares. (Includes 261,701 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, 1,683,020 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and 445,850 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997. Mr. Greenberg is a co-trustee of each of these trusts.) Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

            Mr. Sichko is a co-trustee of each of The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, The Jerry A./ Greenberg Eight Year Qualified Annuity Trust 1996 and The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 and as such has or shares voting or investment control over 2,390,571 shares. Mr. Sichko does not have any pecuniary interest in any of the shares held by these trusts and disclaims beneficial ownership of all such shares.

            The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds 1,683,020 shares.

CUSIP NO. 803062 10 8                                         PAGE 7 OF 9 PAGES
          -----------                                             ---  ---

              (b)   PERCENT OF CLASS:

                    Mr. Greenberg has or shares voting or investment control over shares representing 22.4% of the issuer's outstanding common stock.

                    Mr. Sichko has or shares voting or investment control over shares representing 9.0% of the issuer's outstanding common stock but disclaims beneficial ownership of all such shares.

                    The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 holds shares representing 6.3% of the issuer's outstanding common stock.

              (c)   NUMBER OF SHARES AS TO WHICH PERSON HAS:

                    (i)  sole power to vote or to direct the vote:

                         Mr. Greenberg has the sole power to direct the vote of 3,588,609 shares.

                         Mr. Sichko has the sole power to direct the vote of the 261,701 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996 and the 445,850 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997. Mr. Sichko is a co-trustee of, and has sole voting control over, both trusts.

                    (ii) shared power to vote or to direct the vote:

                         Mr. Greenberg and Mr. Sichko share voting control over the 1,683,020 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996, of which
                         Mr. Greenberg and Mr. Sichko are the co-trustees.

                   (iii) sole power to dispose or to direct the disposition of:

                         Mr. Greenberg has sole power to dispose of 3,588,609 shares.

                         Mr. Sichko has the sole power to dispose of 0 shares.

CUSIP NO. 803062 10 8                                         PAGE 8 OF 9 PAGES
          -----------                                             ---  ---

                    (iv) shared power to dispose or to direct the disposition
                         of:

                         Mr. Greenberg and Mr. Sichko share dispositive power over 2,390,571 shares. (Consists of 261,701 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, 1,683,020 shares held by The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and 445,850 shares held by The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997. Mr. Greenberg and Mr. Sichko are the co-trustees of each of these trusts.)

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not applicable.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON:

           During the terms of The Jerry A. Greenberg Three Year Qualified Annuity Trust 1996, The Jerry A. Greenberg Eight Year Qualified Annuity Trust 1996 and The Jerry A. Greenberg Three Year Qualified Annuity Trust 1997 Mr. Greenberg is the only beneficiary of such trusts.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP:

           Not applicable.

ITEM 10    CERTIFICATION:

           Not applicable.

CUSIP NO. 803062 10 8                                         PAGE 9 OF 9 PAGES
          -----------                                             ---  ---

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  February 12, 1999


                                         /s/ JERRY A. GREENBERG
                                         ---------------------------------------
                                         Jerry A. Greenberg, individually and as
                                         co-trustee of The Jerry A. Greenberg
                                         Three Year Qualified Annuity Trust
                                         1996, The Jerry A. Greenberg Eight
                                         Year Qualified Annuity Trust 1996 and
                                         The Jerry A. Greenberg Three Year
                                         Qualified Annuity Trust 1997




                                         /s/ SAMUEL C. SICHKO
                                         ---------------------------------------
                                         Samuel C. Sichko, individually and as
                                         co-trustee of The Jerry A. Greenberg
                                         Three Year Qualified Annuity Trust
                                         1996, The Jerry A. Greenberg Eight
                                         Year Qualified Annuity Trust 1996 and
                                         The Jerry A. Greenberg Three Year
                                         Qualified Annuity Trust 1997